                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

For the transition period from                  to
                               ----------------    ----------------

                          Commission file number 1-8207

Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     The Maintenance Warehouse FutureBuilder

--------------------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

   The Home Depot, Inc., 2455 Paces Ferry Road, NW, Atlanta, GA 30339

--------------------------------------------------------------------------------

                       MAINTENANCE WAREHOUSE FUTUREBUILDER

                                TABLE OF CONTENTS

                                                                            PAGE

Independent Auditors' Report                                                   1

Statements of Net Assets Available for Benefits
    as of December 31, 1999 and 1998                                           2

Statement of Changes in Net Assets Available for Benefits
    for the Year ended December 31, 1999                                       3

Notes to Financial Statements                                                  4

Schedule of Assets Held for Investment Purposes
    at December 31, 1999                                                       9

                       MAINTENANCE WAREHOUSE FUTUREBUILDER

                              Financial Statements

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT


The Administrative Committee
Maintenance Warehouse FutureBuilder:

We have audited the accompanying statements of net assets available for benefits of The Maintenance Warehouse FutureBuilder (the "Plan") as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Maintenance Warehouse FutureBuilder at December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 KPMG LLP

July 7, 2000

                       MAINTENANCE WAREHOUSE FUTUREBUILDER

                  Statements of Net Assets Available for Benefits

                          December 31, 1999 and 1998

                                              1999                     1998
                                        ----------------        ----------------
Assets
  Cash                                  $         26,233                       --
  Investments                                  9,379,555                5,210,434
  Participant loans                              521,594                  328,710
                                        ----------------         ----------------

                                               9,927,382                5,539,144
                                        ----------------         ----------------

Contributions receivable:
  Employer                                        32,911                   41,664
  Participant                                     29,517                   13,888
                                        ----------------         ----------------

    Total contributions receivable                62,428                   55,552
                                        ----------------         ----------------

    Net assets available for benefits   $      9,989,810                5,594,696
                                        ----------------         ----------------

See accompanying notes to financial statements.

                       MAINTENANCE WAREHOUSE FUTUREBUILDER

              Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999

Additions to net assets attributed to:
  Investment income:
    Realized gain on sale of shares of registered investment companies         $ 1,466,292
    Net unrealized appreciation in fair value of investments                       910,214
    Dividends and interest                                                         121,330
                                                                               -----------
              Total investment income                                            2,497,836
                                                                               -----------
  Contributions:
    Employer                                                                     1,525,825
    Participants                                                                   623,657
                                                                               -----------
              Total contributions                                                2,149,482
                                                                               -----------

              Total additions                                                    4,647,318

Deductions:
  Benefits paid directly to participants                                           233,784
  Administrative expenses                                                           18,420
                                                                               -----------
              Total deductions                                                     252,204
                                                                               -----------

              Net increase                                                       4,395,114

Net assets available for benefits:
  Beginning of year                                                              5,594,696
                                                                               -----------

  End of year                                                                  $ 9,989,810
                                                                               ===========

See accompanying notes to financial statements.

(1)    DESCRIPTION OF THE PLAN

       The following description of The Maintenance Warehouse FutureBuilder (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (A)    GENERAL

              The Plan was adopted March 17, 1997, as a defined contribution 401(k) retirement plan covering employees of Maintenance Warehouse/America Corp. (the "Company") who are at least 21 years of age, have completed one year of eligible service, and are not in a unit of employees covered by a collective bargaining agreement. In December 1999, the 1997 Plan was amended and combined in a master trust with the Home Depot, Inc.'s FutureBuilder. The Home Depot, Inc. is the Parent of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       (B)    CONTRIBUTIONS

              Through December 31, 1999, participants could elect to contribute up to 3.5% of their compensation to the Plan. The Company contributed an amount equal to 300% of the participant's contribution. Effective January 1, 2000, participants may elect to contribute up to 15% of their compensation to the Plan. The Company contributes an amount equal to 150% of the participants' contributions up to the first 2% of the participants' compensation and 100% of the participants' contributions up to 5% of the participants' contributions. Additional amounts may be contributed at the option of the Parent's Board of Directors. The matching Company contribution is invested directly in Home Depot common stock. Contributions are subject to certain limitations. Contributions are limited by the Internal Revenue Service in the case of highly compensated employees.

       (C)    PARTICIPANTS' ACCOUNTS

              Individual accounts are maintained for the participants and are credited for their contributions and the Company's contributions. The accounts are further adjusted for Plan fees and investment income or losses.

       (D)    VESTING

              Participants are 100% vested in their contributions and net value changes thereon. For employees hired subsequent to July 1, 1999, or former employees rehired after July 1, 1999 at a time when the matching account balance remaining in the Plan is less than 25% vested, the Company's contributions vest on an increasing percentage basis as follows:

                          YEARS                                   VESTING
                        OF SERVICE                               PERCENTAGE
                        ----------                               ----------
                         Less than 3                                  0%
                         3 or more                                  100%

              For employees of the Company as of July 1, 1999 or former employees rehired after July 1, 1999 at a time when the matching account balance remaining in the Plan is at least 25% vested, the Company's contributions vest on an increasing percentage basis as follow:

                          YEARS                                    VESTING
                       OF SERVICE                                 PERCENTAGE
                       ----------                                 ----------
                       Less than 2                                    0%
                       2 but less than 3                             25%
                       3 or more                                    100%

       (E)    PAYMENT OF BENEFITS

              Participants are entitled to distribution of their accounts upon retirement, termination of employment, hardship, or in the event of death. Payment of benefits is made in a single lump-sum payment when directed by the participant. A participant may roll over their account balance directly into an eligible retirement plan. In the case of death, the participant's entire account balance will be paid to the participant's beneficiary.

       (F)    FORFEITURES

              According to the Plan agreement, for participants who have terminated employment, the nonvested portion of the Company matching contributions is held in a separate account until a five consecutive-year break in service has occurred. If the participant dies, or, if at the end of the five consecutive years, the participant has not returned to service at the Company, the nonvested benefits are forfeited. Forfeitures may be used by the Company to reduce employer contributions. Total forfeitures, including earnings thereon, of $34,000 were used to reduce employer contributions for 1999.

       (G)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Upon termination of the Plan, all participants would become 100% vested in Company contributions and earnings thereon.

       (H)    PARTICIPANT LOANS

              With the consent of the Trustee, loans are permitted to all Plan participants. In the aggregate, the amount of a participant's loan cannot exceed 50% of the present value of the participant's vested accrued benefit or $50,000, whichever is less. Loans must be adequately secured and bear interest at a reasonable rate as determined by the Plan administrator. The Plan provides for repayment of loans over a reasonable period of time not to exceed four years, except that a longer period is allowed for loans used by participants to acquire their residence.

       (I)    TAX STATUS OF PLAN

              The Plan Sponsor is in the process of filing an application for a determination letter from the Internal Revenue Service. The Company believes that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code and, accordingly, is qualified and exempt from Federal income taxes.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    BASIS OF PRESENTATION

              The financial statements of the Plan have been prepared on the accrual basis of accounting.

       (B)    INVESTMENT VALUATION

              Investments are carried at fair value as determined by quoted market prices. Participant loans are carried at cost which approximates fair value. Securities transactions are accounted for on the trade date.

       (C)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (D)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

       (E)    RECENT ACCOUNTING PRONOUNCEMENTS

              In September 1999, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS, effective for employee benefit plan years ending after December 15, 1999. This SOP amends the disclosure requirements for defined contribution plans and was adopted by the Plan in the current year.

(3)    INVESTMENTS

       The Plan's investments are held by the Trustee of the Plan, Wachovia Bank of Georgia, N.A. A description of the investments of the Plan follows:

       PARTICIPANT DIRECTED

       - Primco JRT Stable Fund - Funds are primarily invested in short-term debt obligations that mature within one to three years.

       - Barclay's Global Investors Fund - Funds are invested in shares of a registered investment company that invests in the common stocks included in the Standard & Poor's 500 Index.

       - Putnam New Opportunities Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks which are believed to have the potential to grow at an above-average pace over time.

       - Templeton Foreign Fund - Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.

       - Invesco Value Trust Fund - Funds are invested in shares of a registered investment company that invests in bonds, common stocks, and high-quality short-term to intermediate-term debt obligations.

       - T. Rowe Price Science & Technology Fund - Funds are invested in shares of a registered investment company that invests in the common stock of companies which generate growth primarily through new technological developments.

       - The Home Depot Stock Fund - Funds are invested in common stock of The Home Depot, Inc.

       The fair value of individual investments that represent 5.0% or more of the Plan's assets at December 31, 1999 and 1998 are as follows:

                                                                                 1999                 1998
                                                                           ---------------    ----------------

                T. Rowe Price Science and Technology Fund                 $     3,498,087           1,350,582
                Primco JRT Stable Fund                                          2,119,441                  --
                Barclay's Global Investors Fund                                 1,498,189                  --
                Putnam New Opportunities Fund                                     982,023                  --
                Templeton Foreign Fund                                            634,639                  --
                T. Rowe Price Prime Reserve Fund                                       --           1,307,440
                T. Rowe Price New Horizons Fund                                        --             648,729
                T. Rowe Price Growth Stock Fund                                        --             980,427
                T. Rowe Price International Stock Fund                                 --             381,740
                T. Rowe Price New Income Fund                                          --             313,123
                T. Rowe Price Capital Appreciation Fund                                --             228,393

       During 1999, unrealized appreciation of the Plan's investments was as follows:

           Net unrealized appreciation in fair value:
               Registered investment companies             $            889,471
               The Home Depot, Inc. common stock                         20,743
                                                            -------------------

                                                           $            910,214
                                                            ===================

       NON-PARTICIPANT DIRECTED

       The Home Depot, Inc. Common Stock - Comprised of shares of The Home Depot's common stock, representing the Company's matching contributions since December 15, 1999. These shares have been allocated to individual participant accounts. Participants may immediately transfer the Company's matching contributions to other investment funds. Information about the net assets and significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

           Net assets - The Home Depot, Inc.
               Common Stock                                    $        198,711
                                                               ================

           Changes in net assets:
                Net appreciation                               $         12,529
                Contributions                                           186,182
                                                               ----------------

                                                               $        198,711
                                                               ================

                      MAINTENANCE WAREHOUSE FUTUREBUILDER

               Schedule of Assets Held for Investment Purposes

                               December 31, 1999

                                                                                                            CURRENT
           IDENTITY OF ISSUE                                                                                 VALUE
--------------------------------------------     -------------------------------------------------       -------------
** The Home Depot, Inc. Common Stock                3,135  shares of common stock                        $    198,711 *
** The Home Depot Stock Fund                        2,076  shares of common stock                             131,576
   Barclay's Global Investors Fund                 60,131  shares of registered investment company          1,498,189
   Invesco Value Trust Fund                        20,671  shares of registered investment company            316,889
   Putnam New Opportunities Fund                   37,332  shares of registered investment company            982,023
   Templeton Foreign Fund                          39,916  shares of registered investment company            634,639
** T. Rowe Price Science and Technology Fund      293,936  shares of registered investment company          3,498,087
   Primco JRT Stable Fund                         174,594  shares of registered investment company          2,119,441
   Participant loans                                                                                          521,594
                                                                                                         ------------

                                                                                                         $  9,901,149
                                                                                                         ============

 * The historical cost of the non-participant-directed investment is $186,182. ** Indicated party-in-interest to the Plan.

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         The Maintenance Warehouse FutureBuilder

Date:  July 12, 2000

                                         /s/ LAWRENCE A. SMITH
                                         ---------------------------------------
                                         By: Lawrence A. Smith
                                         Member, Administrative Committee